As filed with the Securities and Exchange Commission on August 27, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

DIGITAL ANGEL CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	52-1233960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

490 Villaume Avenue, South St. Paul, MN 55075
(651) 455-1621
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Principal Executive Offices)

Randolph K. Geissler
President and Chief Executive Officer
490 Villaume Avenue
South St. Paul, MN 55075
(Name and Address of Agent for Service)

(651) 455-1621
(Telephone Number, Including Area Code, of Agent for Service)

copy to:

William J. Conti, Esq.
Baker & Hostetler LLP
1050 Connecticut Avenue, NW
Suite 1100
Washington, D.C. 20036
202-861-1726
202-861-1783 (fax)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: _______________.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.005 par value	1,512,160	$1.97(1)	$2,978,955(1)	$241.00

(1) Estimated in accordance with Rule 457 solely for the purpose of determining the registration fee.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission (SEC), acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not complete.

Subject to completion, dated August 27, 2003

PROSPECTUS

DIGITAL ANGEL CORPORATION

1,512,160 Shares

Common Stock

        This prospectus covers 1,512,160 shares of our common stock that may be offered and sold from time to time by the selling stockholder identified in this prospectus. We will not receive any proceeds from the sale of the shares of our common stock pursuant to this prospectus. We will bear the costs relating to the registration of the shares of our common stock, which we estimate to be approximately $85,241.

        The selling stockholder may sell the shares of our common stock through ordinary brokerage transactions or through any other means described in this prospectus under “PLAN OF DISTRIBUTION.” The price at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

        Our common stock is listed on the American Stock Exchange (AMEX) under the symbol “DOC.” On August 20, 2003, the last reported sale price of our common stock was $2.09.

        Investing in shares of our common stock involves risks. See “RISK FACTORS” beginning on page 8 of this prospectus.

        Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference into this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in, and incorporated by reference into, this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

_________________

        The date of this prospectus is August 27, 2003.

THE COMPANY

This summary highlights selected information contained elsewhere in this prospectus and incorporated into this prospectus by reference. This summary may not contain all of the information that may be important to you in considering an investment in our common stock. You should carefully read the entire prospectus, including the documents that are incorporated by reference into this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “Digital Angel Corporation,” the “company,” “we,” “us,” and “our” refer to Digital Angel Corporation and our wholly-owned subsidiaries.

Overview

        We were incorporated in Delaware on December 1, 1981 as Medical Advisory Systems, Inc. to provide medical assistance and technical products and services. On March 27, 2002, we completed a merger pursuant to which Digital Angel Acquisition Co., then a wholly-owned subsidiary of Medical Advisory Systems, Inc., merged with and into Digital Angel Corporation, which was then a 93.0%-owned subsidiary of Applied Digital Solutions. In the merger, the corporate existence of Digital Angel Acquisition ceased, the former Digital Angel Corporation became a wholly-owned subsidiary of Medical Advisory Systems and was renamed “Digital Angel Technology Corporation,” and Medical Advisory Systems was renamed “Digital Angel Corporation.” In connection with the merger, Applied Digital Solutions contributed to Medical Advisory Systems all of its stock in Timely Technology Corp., a wholly-owned subsidiary, and Signature Industries, an 85.0%-owned subsidiary. As a result of this contribution, Timely Technology became our wholly-owned subsidiary, and Signature Industries became our 85.0%-owned subsidiary. As a result of the merger, Applied Digital Solutions owned 19,600,000 shares (or 77.15%) of Digital Angel Corporation’s common stock. At the time of the merger, Applied Digital Solutions transferred to the Digital Angel Share Trust, a newly created Delaware business trust, all shares of our common stock beneficially owned by Applied Digital Solutions. The Digital Angel Share Trust was the owner of and, through its advisory board, voted all of the 19,600,000 shares of Digital Angel Corporation and had the ability to elect the Board of Directors of Digital Angel Corporation. The Digital Angel Share Trust was created as a condition of the merger as part of the restructuring of Applied Digital Solutions’ credit agreement with IBM Credit Corporation.

        On March 7, 2003, IBM Credit Corporation notified Applied Digital Solutions that an event of default had occurred under the IBM credit agreement with Applied Digital Solutions and that IBM Credit Corporation would immediately exercise any and all of its rights and obligations under the IBM credit agreement. Effective April 1, 2003, Applied Digital Solutions entered into a Forbearance Agreement with IBM Credit Corporation. Under the terms of the Forbearance Agreement, Applied Digital Solutions had the right to purchase all of its outstanding debt obligations to IBM Credit Corporation, totaling approximately $99.0 million (including accrued interest), if Applied Digital Solutions paid IBM Credit Corporation $30.0 million in cash by June 30, 2003. As of June 30, 2003, Applied Digital Solutions had made cash payments to IBM Credit Corporation totaling $30.0 million and had satisfied in full its debt obligations to IBM Credit Corporation. Following payment to IBM Credit Corporation, 4,600,000 shares of our common stock held in the Digital Angel Share Trust were released to Applied Digital Solutions. The remaining 15,000,000 shares are being held by the Digital Angel Share Trust as security for the benefit of the holders of Applied Digital Solutions' 8.5% Convertible Exchangeable Debentures as discussed below.

        Funding for the $30.0 million payment to IBM Credit Corporation included $10.0 million in net proceeds from the issuance by Applied Digital Solutions of its 8.5% Convertible Exchangeable Debentures. The debentures are convertible into shares of Applied Digital Solutions common stock or exchangeable for shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at the purchasers' option. Applied Digital Solutions owned 19,600,000 shares, or approximately 72.9%, of our issued and outstanding common stock as of June 30, 2003. The debentures are convertible or exchangeable at any time at the option of the purchasers. The exchange price for our common stock subject to purchase pursuant to the debentures is $2.20 per share as to the first 50.0% of the original principal amount of the debentures and $4.25 per share as to the remaining 50.0% of the original principal amount, subject to anti-dilution provisions.

        The debentures provide for the payment of interest by Applied Digital Solutions at the rate of 8.5% per annum. Interest payments may be made in either cash or in shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at Applied Digital Solutions’ option, subject to certain restrictions. The interest conversion rate for our common stock is calculated based upon 90.0% of the average of the lowest 10 of the 20 volume-weighted average stock prices immediately prior to the applicable interest payment date, subject to a late payment adjustment. Principal redemption payments of $0.4 million are due monthly beginning November 1, 2003. The principal redemption payments may be made in cash, Applied Digital Solutions common stock or our common stock owned by Applied Digital Solutions, at Applied Digital Solutions' option, subject to certain limitations regarding the average market value and trading volume of our common stock. The conversion prices are based upon the lesser of (a) 90.0% of the lowest 10 of the 20 volume-weighted average stock prices prior to the redemption date, and (b) the set prices as defined in the Agreement. The set prices are based upon the market prices of Applied Digital Solutions common stock and our common stock on the date of the transaction.

        Applied Digital Solutions has also granted to the debenture holders warrants to acquire approximately 5.35 million shares of Applied Digital Solutions common stock or 0.95 million shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at each purchaser’s option. The exercise price with respect to our common stock issuable pursuant to the warrants is $3.178 per share. The warrants are subject to anti-dilution provisions, vest immediately and are exercisable through June 30, 2007.  We will not receive any proceeds from the exercise of these warrants.

        The debenture holders may not exchange debentures, receive shares of our common stock as payment of interest under the debentures, or exercise warrants to purchase shares of our common stock to the extent such exchange, receipt of such interest payment or exercise of such warrants would result in the debenture holder and its affiliates beneficially owning in excess of 4.99% of the then issued and outstanding shares of our common stock. This restriction may be waived at any time by any debenture holder upon 60 days prior notice to Applied Digital Solutions.

        As collateral for the debentures, and pursuant to the terms of a pledge and security agreement, Applied Digital Solutions granted to the debenture holders a security interest in 15,000,000 shares of our common stock it currently owns. These 15,000,000 shares are presently held by the Digital Angel Share Trust in accordance with the pledge and security agreement.

        We are in the business of developing and commercializing proprietary technologies used to identify, locate and monitor people, animals and objects. Our business is organized into four segments: Animal Applications, Wireless and Monitoring, GPS and Radio Communications, and Medical Systems.

Animal Applications

        Our Animal Applications segment develops, manufactures and markets radio, electronic and visual identification devices for the companion animals, livestock, laboratory animals, fish and wildlife markets worldwide.

        The Animal Applications segment’s radio frequency identification products consist of miniature electronic microchips, readers and injection systems. We hold patents on our syringe-injectable microchip, which is encased in a glass or glass-like material capsule and incorporates an antenna and a microchip with a unique permanent identification code for the animal in which it is implanted. The microchip is typically injected under the skin using a hypodermic syringe, without requiring surgery. An associated reader device uses radio frequency to interrogate the microchip and read the code.

       The Animal Applications segment’s pet identification system involves the insertion of a microchip with identifying information in the animal. Readers at animal shelters, veterinary clinics and other locations can determine the animal’s owner and other information. This pet identification system is marketed in the United States by Schering-Plough Pharmaceutical under the brand name “Home Again™,” in Europe by Merial Pharmaceutical, and in Japan by Dainippon Pharmaceutical. We have distribution agreements with a variety of other companies outside the United States to market our products. We have an established infrastructure with readers placed in approximately 70,000 global animal shelters and veterinary clinics. Over 1.7 million companion animals in the United States have been enrolled in the database, resulting in approximately 5,000 pet recoveries in the United States each month.

        In addition to pursuing the market for permanent identification of companion animals, the Animal Applications segment also produces visual and electronic identification products, principally for livestock producers. Visual identification products typically include numbered ear tags. The Animal Applications segment also produces and markets products for the permanent electronic identification of livestock.

        The United States Department of Agriculture (USDA) has given clearance for implanting microchips in food animals, enabling us to market our electronic identification products to the United States livestock market. Implantation of the segment’s electronic microchips was previously cleared by the United States Food and Drug Administration (FDA), subject to a determination by the USDA as to anatomical implant sites in livestock animals. The USDA has identified four implantation sites, all in inedible tissue, where it has been demonstrated there will be minimal or no migration of the implanted device. We are now able to actively promote our implantable system in the United States, and we anticipate that USDA clearance will result in increased use of microchips in connection with disease control programs.

        Some of the Animal Applications segment’s customers, such as the United States Department of Energy (DOE), track fish to learn migratory patterns for research and fishing purposes. Our fish scanning system has become DOE’s standard system, and we have been installing our high-speed scanners at selected dam sites in the Columbia River basin since 1998.

        We rely heavily on a few customers for sales of our electronic animal identification products. For the six months ended June 30, 2003, four customers-Schering Plough Pharmaceutical (10.2%), Pacific States Marine (7.6%), Biomark, Inc. (7.2%) and Merial Pharmaceutical (6.7%) -together accounted for 31.7% of our consolidated revenue. The principal customers for electronic identification devices for fish are government contractors that rely on funding from the United States government. Thus, any decline in the availability of such funds could result in a decreased demand by these contractors for our products. The loss of one or more of these customers would have a material adverse effect on our business.

        We rely solely on a production arrangement with Raytheon Corporation, which includes firm price quotations for our estimated annual production needs, for the manufacture of our syringe-injectable microchips that are used in all of our electronic identification products, including our animal identification products. See, RISK FACTORS, “We depend on a single production arrangement for our patented syringe-injectable microchips, and the loss of or any significant reduction in the production could have an adverse effect on our business.”

Wireless and Monitoring

        Our Wireless and Monitoring segment is in the initial stage of operations. This segment develops and markets advanced technology to gather location and local sensory data and to communicate that data to an operations center. This segment is continuously developing its technology, which it refers to as its Digital AngelTM technology. The technology is the integration and miniaturization into marketable products of three technologies: wireless communications (such as cellular), sensors (including bio-sensors) and position location technology (including global positioning systems (GPS) and other systems).

        After the Digital AngelTM technology gathers location data and local sensory data and communicates that data to an operations center, the operations center can perform an action based on the data received (such as alert a doctor or update shipment information). We plan to introduce this technology into a variety of products to suit different applications ranging from medical monitoring to asset management. These products have been in the developmental stage since April 1998. The first Digital AngelTM technology product-a biosensor chip linked to GPS-was launched in November 2001. This product has not generated any significant revenue through June 30, 2003.

        We have developed a system for managing the data to be communicated from products using the Digital AngelTM technology. We refer to this system as the Digital Angel Delivery System (DADS). DADS manages data in an application-specific format. DADS works by combining highly complex software that is responsible for data collection and delivery with the advanced infrastructure needed to operate it. The DADS software is divided into the following interconnected functional areas:

  Data Collection. This component acquires real-time data (such as location, temperature and identifying information) from the devices incorporating the Digital Angel™ technology. DADS collects the data received from devices using the technology, identifies the source of data and routes it to the appropriate middle tier components.

  Business Intelligence. This component incorporates the data storage capabilities, data analysis functions, application specific algorithms and the notification engine.

  Data Delivery. This component provides data storage, retrieval services and a delivery service, which allow information delivery via a variety of channels (such as web browsers, wireless devices, cell phones, pagers, e-mail, embedded devices or other devices).

GPS and Radio Communications

        Signature Industries, located in the United Kingdom, operates our GPS and Radio Communications business. This segment consists of the design, manufacture and support of secure GPS-enabled search and rescue equipment (such as personal locator beacons) and intelligent communications products and services for telemetry, mobile data and radio communications applications serving commercial and military markets. This segment includes the design, manufacture and distribution of intrinsically safe sounders (horn alarms) for industrial use and other electronic components. This segment also includes a growing business in high-grade communications equipment leasing and complementary data systems that customers can use to locate and monitor their assets.

        The GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. The loss of, or a significant reduction in, orders from these or our other major customers could have a material adverse effect on our GPS and Radio Communications business.

Medical Systems

        This segment is comprised of a staff of logistics specialists and physicians operating from our medical telecommunications response center that provides medical assistance services and interactive medical information services to people traveling anywhere in the world, 24 hours per day, 7 days per week. Assistance is provided by telephone, satellite, high frequency radio, fax, Internet and telex. The primary market for our services is the maritime industry and the international travel insurance and assistance industry. Services include coordination of medical care, provision of general medical information, physician consultation, translation assistance, claims handling and cost containment on behalf of assistance companies, insurance companies or managed care organizations. We also offer medical training services to the maritime industry.

        We also sell a variety of kits containing pharmaceutical and medical supplies. Included in the kits are both prescription and nonprescription medications, controlled substances, medical equipment and expendable medical supplies. The kits include our proprietary pharmaceutical manual, which provides information on proper storage, use and inventory control. All medications are specially labeled for use in our system. We directly supply pharmaceuticals to our maritime and airline customers through our pharmaceutical warehouse facility located in Owings, Maryland.

        Our corporate headquarters are located at 490 Villaume Avenue, South St. Paul, MN 55075. Our telephone number is 651-455-1621.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information contained or incorporated by reference into this prospectus and any accompanying prospectus supplement before deciding to purchase any shares of our common stock.

Our stockholders may experience dilution as a result of the sale of common stock registered in this offering.

        On July 31, 2003, we entered into an agreement to sell a secured convertible note in the principal amount of $2,000,000 and a warrant to acquire 125,000 shares of our common stock to Laurus Master Fund, Ltd., a Cayman Islands company, in a private placement. The note bears interest at a rate of the greater of the prime rate plus 1.75% or 6.0%, and principal and interest is payable on a monthly basis, in arrears, on the first business day of each calendar month, beginning November 1, 2003, for the two-year term of the note. Payments of principal and interest on the note may be made in cash, in shares of our common stock or a combination thereof in our sole and exclusive discretion, subject to certain limitations regarding the average market value and trading volume of our common stock. If an event of default occurs under the note including, but not limited to, our failure to make any required payment when due, Laurus Master Fund may exercise its right to convert all or a portion of the outstanding principal amount of the note and/or accrued interest and fees due and payable into shares of our common stock. Upon an event of default, the price at which the note is convertible shall be equal to the lesser of $2.33 or 80.0% of the average of the three lowest closing prices for our common stock on the AMEX for the thirty trading days prior to the conversion date.

        Pursuant to the purchase agreement, Laurus Master Fund also acquired a warrant to purchase 125,000 shares of our common stock. The warrant is exerciseable through July 31, 2005 and permits Laurus Master Fund to purchase 75,000 shares of our common stock at $2.68 per share, 35,000 shares at $2.91 per share and 15,000 shares at $3.38 per share.

        Notwithstanding the foregoing, Laurus Master Fund may not receive shares of our common stock on conversion of the note or exercise of the warrant to the extent such conversion or exercise would result in Laurus Master Fund beneficially owning in excess of 4.99% of the issued and outstanding shares of our common stock. This restriction may be waived at any time by Laurus Master Fund upon 75 days prior notice to us.

        Our issuance of shares to Laurus Master Fund in any conversion of the note or exercise of the warrant may result in substantial dilution to other Digital Angel Corporation stockholders. The formula for determining the number of shares of common stock to be issued to Laurus Master Fund upon conversion of the note is based on the market price of our common stock. Therefore, the lower the average of the volume weighted average prices of our common stock prior to the date a conversion notice is received, the more shares of our common stock Laurus Master Fund will receive.

        Laurus Master Fund may offer and sell any and all of the shares of our common stock received in connection with conversion of the note or exercise of the warrant at prices and times to be determined in its sole discretion. Moreover, there is no independent or third-party underwriter involved in the offering of the shares of our common stock acquired by Laurus Master Fund and there can be no guarantee that any disposition of those shares will be completed in a manner that is not disruptive to the trading market for our common stock.

Historical losses and negative cash flows from operations raise doubt about our ability to continue as a going concern.

        Historically, Digital Angel Corporation has suffered losses and has not generated positive cash flows from operations. This raises substantial doubt about our ability to continue as a going concern. The audit report of Eisner LLP for the year ended December 31, 2002 on our financial statements and the audit reports of PricewaterhouseCoopers LLP for each of the two years ended December 31, 2001 and 2000 for the Advanced Wireless Group’s financial statements, which became our historical financial statements in the merger, contained an explanatory paragraph expressing doubt about Digital Angel Corporation’s and the Advanced Wireless Group’s ability to continue as a going concern.

Our majority stockholder, Applied Digital Solutions, owns 72.9% of our common stock, is able to completely control the board of directors and may support actions that conflict with the interests of the other stockholders.

        Applied Digital Solutions is the beneficial owner of 72.9% of our common stock, and it controls us with respect to all matters upon which our stockholders may vote, including the selection of the Board of Directors, mergers, acquisitions and other significant corporate transactions. There can be no assurance as to how Applied Digital Solutions will exercise control over us. Applied Digital Solutions may support actions that are contrary to or conflict with the interests of the other stockholders.

Sales of our common stock acquired upon an event of default by Applied Digital Solutions under its 8.5% Convertible Exchangeable Debentures may cause a reduction in the market value of our common stock.

        Applied Digital Solutions has pledged 15,000,000 shares of its 19,600,000 shares of our common stock as collateral for its obligations under its 8.5% Convertible Exchangeable Debentures. If an event of default occurs under the debentures including, but not limited to, the failure by Applied Digital Solutions to make any required payment to the debenture holders when such payment is due, the debenture holders may exercise their right to foreclose on all or a portion of the shares of our common stock pledged by Applied Digital Solutions as collateral for the payment of these obligations.

        Foreclosure by one or more of the debenture holders on the shares of our common stock pledged as collateral in connection with the issuance of the debentures could result in the transfer of a significant number of shares of our common stock to one or more persons. There can be no assurance that any shares transferred to any debenture holder upon foreclosure will be held for any period of time by such debenture holder following such foreclosure. Following foreclosure, debenture holders may elect to sell our shares in private transactions or in the public market. If our shares are sold by the debenture holders, we will have no control over such sales. We can give no assurance as to how these shares of our common stock will be sold, who will purchase such shares or the number of shares that will be sold at any given time. The sale of a significant number of shares of our common stock in a single transaction or in a series of transactions over a short period of time could result in a significant decline in the market value of our common stock and could result in a material default under our Credit and Security Agreement with Wells Fargo, as described below. See, RISK FACTORS, “The terms of our credit facility subject us to the risk of foreclosure on substantially all of our assets.”

Exchange of the Applied Digital Solutions debentures, exercise of the Applied Digital Solutions warrants or foreclosure of the pledged shares may trigger "change in control" clauses under key agreements which may materially and adversely affect our business and financial condition.

Employment Agreement with Randolph K. Geissler.  Under the terms of the employment agreement dated March 8, 2002, as amended, by and between the Digital Angel Corporation and Randolph K. Geissler (the President and Chief Executive Officer of Digital Angel Corporation), a “change in control” occurs under that employment agreement if any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of Digital Angel Corporation representing 20% or more of the combined voting power of the Digital Angel Corporation’s then outstanding shares of common stock. Applied Digital Solutions has issued 8.5% Convertible Exchangeable Debentures which are convertible into shares of Applied Digital Solutions’ common stock or exchangeable for shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at the purchasers’ option.  Applied Digital Solutions has also granted the debenture purchasers warrants to purchase Applied Digital Solutions’ common stock, shares of our common stock owned by Applied Digital Solutions , or a combination thereof, at the purchasers’ option.  In addition, to secure its obligations under the debentures, Applied Digital Solutions  pledged 15,000,000 of our shares to the debenture holders.   If the exchange of the debentures, the exercise of the warrants, any foreclosure of  Applied Digital Corporation’s pledge to the debenture holders, or any combination of these events, results in another person or group of persons owning, in the aggregate, 20% or more of our common stock, such transaction  could constitute a change in control under the employment agreement with Mr. Geissler. Upon the occurrence of a change in control, Mr. Geissler, at his sole option and discretion, may terminate his employment with Digital Angel Corporation at any time within one year after such change in control upon 15 days’ notice. In the event of such termination, the employment agreement provides that Digital Angel Corporation  must pay to Mr. Geissler a severance payment equal to three times the base amount as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended ("Code"), minus $1.00 (currently a total of approximately $750,000), which would be payable no later than one month after the effective date of Mr. Geissler’s termination of employment.

The employment agreement also provides that (i) upon a change of control, (ii) upon the termination of Mr. Geissler’s employment for any reason other than due to his material default under the employment agreement, or (iii) if he ceases to be Digital Angel Corporation’s President and Chief Executive Officer for any reason other than termination due to his material default under the employment agreement, within 10 days of the occurrence of any such events, Digital Angel Corporation is to pay to Mr. Geissler $4,000,000. Digital Angel Corporation may pay such amount in cash or in Digital Angel Corporation’s common stock or with a combination of cash and common stock. The employment agreement also provides that if the $4,000,000 is paid in cash and stock, the amount of cash paid must be sufficient to cover the tax liability associated with such payment, and such payment shall otherwise be structured to maximize tax efficiencies to both Digital Angel Corporation and Mr. Geissler.

Credit and Security Agreement with Wells Fargo Business Credit, Inc.  The Credit and Security Agreement provides that a "change in control" under that agreement results in a default. A change in control is defined as either Mr. Geissler ceasing to actively manage Digital Angel Corporation’s day-to-day business activities or the transfer of at least 25% of the outstanding shares of common stock of Digital Angel Corporation. Also, if Digital Angel Corporation owes to Mr. Geissler $4,000,000 under his employment agreement as described above, the obligation would most likely result in a breach of Digital Angel Corporation’s financial covenants under the Credit and Security Agreement. If these defaults occurred and were not waived by Wells Fargo, and if Wells Fargo were to enforce their rights under the terms of the Credit and Security Agreement and related agreements, Digital Angel Corporation’s business and financial condition would be materially and adversely affected, and it may force Digital Angel Corporation to cease operations.

The terms of our credit facility subject us to the risk of foreclosure on substantially all of our assets.

        Effective October 30, 2002, we entered into a Credit and Security Agreement with Wells Fargo Business Credit, Inc. Our credit facility provides for borrowings up to 80.0% of eligible receivables as defined in, and up to a maximum of $5,000,000 under the terms of the Credit and Security Agreement.

The credit facility calls for interest at Well Fargo’s prime rate plus three percent and requires that the total amount of interest paid per year must be at least $120,000. The credit facility expires on October 30, 2005, at which time the entire outstanding balance of the credit facility becomes due and payable. Amounts borrowed under the credit facility are secured by a first priority lien on substantially all of our assets, including accounts receivable, patents and other intellectual property relating to the Digital AngelTM product. As of June 30, 2003, we had $292,000 of borrowing availability and $1.9 million outstanding under our credit facility.

        The credit facility contains certain financial covenants, including a monthly minimum book net worth and monthly minimum earnings before taxes, and it limits our capital expenditures during 2003. Any breach of the financial covenants by us will constitute an event of default under the Credit and Security Agreement unless waived by Wells Fargo. In addition, any change of control of Digital Angel Corporation will be an event of default under the Credit and Security Agreement. As defined in the Credit and Security Agreement, a change of control includes the acquisition by any person or group of persons of more than 25.0% of the voting power of all classes of our common stock or the time at which our current President and Chief Executive Officer ceases to actively manage Digital Angel Corporation’s day-to-day business activities. As of June 30, 2003, we were out of compliance with the minimum book net worth and monthly minimum earnings before taxes covenants. We have obtained a waiver for these covenant violations from Wells Fargo. As a result of our covenant violations in the first quarter of 2003, Wells Fargo has exercised its right to charge interest at the default rate, which was 10.2% as of June 30, 2003. There can be no assurance that we will be in compliance with the financial covenants of our Credit and Security Agreement, that events of default will not occur in the future or that we can continue to obtain waivers of future events of default.

        We may not have sufficient funds to repay the outstanding balance on the credit facility upon its maturity. Accordingly, we may be required to obtain the funds necessary to repay the credit facility either through refinancing the credit facility, the issuance of additional equity or debt securities or the sale of assets. There can be no assurance that, if needed, we can obtain the funds needed to repay the credit facility from any one or more of these other sources on favorable economic terms or at all. If we are unable to obtain funds to repay this indebtedness, we may be forced to dispose of assets or take other actions on disadvantageous terms, which could result in losses to Digital Angel Corporation and have a material adverse effect on our financial condition. For these reasons, there can be no assurance that we will be able to repay the credit facility upon its maturity.

        As described above, Applied Digital Solutions has issued debentures which are convertible into shares of Applied Digital Solutions common stock or exchangeable for shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at the purchasers’ option. Applied Digital Solutions has also granted the purchasers of convertible exchangeable debentures warrants to purchase Applied Digital Solutions common stock or shares of our common stock owned by Applied Digital Solutions, or a combination thereof, at the debenture holder’s option. If the exchange of the convertible exchangeable debentures, an exercise of the warrants, any foreclosure of the pledge of our shares, or any combination of these events, results in another person or group of persons owning, in the aggregate, 25.0% or more of our common stock, such sales will be deemed to constitute an event of default under our Credit and Security Agreement with Wells Fargo.

        The occurrence of any of the foregoing or any other events of default under the Credit and Security Agreement would subject us to the risk of foreclosure by Wells Fargo on substantially all of our assets to the extent necessary to repay any amounts due under the credit facility, including, but not limited to, principal, interest, penalties or other costs and expenses incurred. Any such default and resulting foreclosure could have a material adverse effect on our financial condition.

Our earnings will decline if we write off additional goodwill and other intangible assets.

        As of June 30, 2003, we had recorded goodwill of $47.5 million. On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill and certain intangibles no longer be amortized but instead tested for impairment at least annually by applying a fair value based test. During the first quarter of 2002, we completed the transitional goodwill impairment test required by SFAS No. 142 and recorded no impairment of our goodwill. During the fourth quarter of 2002, we performed the annual impairment test for goodwill using a fair value based approach, primarily discounted cash flows. An evaluation of the Wireless and Monitoring and Medical Systems reporting units indicated that $31.5 million and $25.9 million of goodwill, respectively, was impaired. Accordingly, we recorded an impairment charge of $57.4 million in the fourth quarter of 2002. Factors contributing to the impairment charge were a longer than anticipated timeframe in developing the new Digital Angel™ technology for the Wireless and Monitoring reporting unit and a change in business focus for the Medical Systems reporting unit. We will assess the fair value of our goodwill annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of our goodwill below its carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that significant impairment has occurred, we would be required to write off the impaired portion of goodwill. Impairment charges could have a material adverse effect on our financial condition and results of operations.

The exercise of outstanding options and warrants may adversely affect the market price of our common stock.

        As of June 30, 2003, we had options and warrants outstanding to purchase from us a total of 8,552,000 shares of common stock at exercise prices ranging from $0.05 to $10.50 per share, with a weighted average exercise price of $1.64. In addition, as of June 30, 2003, we had 2,545,000 additional shares of common stock which may be issued in the future under our stock option plans. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon such exercise may adversely affect the market price of our common stock.

We may continue to incur losses.

        We incurred net losses of $2.3 million, $92.4 million, $17.4 million and $3.9 million in the six month period ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively. No assurance can be given as to whether we will achieve profitability, if at all. Profitability depends on many factors, including the success of marketing programs, the maintenance and reduction of expenses, and the ability to coordinate successfully the operations of our business units. If we fail to achieve and maintain sufficient profitability within the time frame expected by investors, the market price of our common stock may be adversely affected.

The Wireless and Monitoring segment is expected to incur future losses and may not achieve profitability.

        We have invested approximately $14.0 million in the Digital Angel™ product for the period from April 1998 through June 30, 2003. We expect the Wireless and Monitoring segment to incur additional development, sales and marketing, and other general expenses. As a result, the Wireless and Monitoring segment is expected to incur losses for the foreseeable future and will need to generate significant revenues to achieve profitability. There can be no assurance that the segment will achieve profitability or, if profitability is achieved, that it will be sustained. The Wireless and Monitoring segment’s failure to achieve or sustain profitability would have a material adverse effect on the market value of our common stock.

The Wireless and Monitoring segment is the initial stage of operations and may encounter unforeseen difficulties that could negatively affect our business.

        The Wireless and Monitoring segment is in the initial stage of operations and has generated no substantial revenue. As a result, it has minimal operating history upon which to base an evaluation of its current business and future prospects. Moreover, this segment does not currently have any contracts in place that will provide any significant revenue. Because of this segment’s lack of an operating history, management has limited insight into trends that may emerge and could materially adversely affect its business. This segment’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets. This segment could encounter risks including, but not limited to, the risk that the Wireless and Monitoring segment will be unable to:

  develop and market Digital Angel products by integrating and miniaturizing new technologies into marketable products and services;

  build a customer base;

  generate revenues;

  compete successfully in a highly competitive market;

  access sufficient capital to support growth;

  recruit and retain qualified employees;

  introduce new products and services; and

  build technology and support systems.

Each of these risks could lead to unforeseen expenses or losses, which could have a material adverse effect on our financial condition and results of operations.

The Digital Angel™ technology is not proven, and we may not be able to develop products from this unproven technology.

        The Wireless and Monitoring segment depends on the development, integration, miniaturization and successful marketing of several advanced technologies that have not previously been integrated or used as anticipated by this segment. The Wireless and Monitoring segment depends upon advanced technology, including wireless communication, biosensors, motion determination and global positioning system capabilities. Many of these technologies are unproven or relatively new. No assurances can be given as to when or if the Digital Angel product will be successfully marketed. Our ability to develop and commercialize products based on our proprietary technology will depend on our ability to develop our products internally on a timely basis or to enter into arrangements with third parties to provide these functions. Our failure to develop and commercialize products successfully could have a material adverse effect on our financial condition and results of operations.

Infringement by third parties on our intellectual property or the development of substantially equivalent proprietary technology by our competitors could negatively affect our business.

        Our success depends significantly on our ability to maintain patent and trade secret protection, to obtain future patents and licenses, and to operate without infringing on the proprietary rights of third parties. There can be no assurance that the measures we have taken to protect our intellectual property, including those relating to the Digital Angel technology, will prevent the misappropriation or circumvention of our intellectual property. In addition, there can be no assurance that any patent application, when filed, will result in an issued patent, or that our existing patents, or any patents that may be issued in the future, will provide us with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed by us will not be infringed upon or circumvented by others. Litigation to establish the validity of patents, to assert infringement claims against others, and to defend against patent infringement claims can be expensive and time-consuming, even if the outcome is in our favor. We also rely to a lesser extent on unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary information, techniques or processes or that we can meaningfully protect our rights to such unpatented proprietary technology. Infringement on our intellectual property or the development of substantially equivalent technology by our competitors could have a material adverse effect on our business.

Domestic and foreign government regulation and other factors could impair our ability to develop and sell our products in certain markets.

        The electronic animal identification market can be negatively affected by such factors as food safety concerns, consumer perceptions regarding cost and efficacy, international technology standards, national infrastructures, and slaughterhouse removal of microchips.

        We are also subject to federal, state and local regulation in the United States, including regulation by the U.S. Food and Drug Administration, the U.S. Federal Communications Commission, and the U.S. Department of Agriculture, and to regulation in other countries. We cannot predict the extent to which we may be affected by further legislative and regulatory developments concerning our products and markets. We are required to obtain regulatory approval before marketing most of our products. The regulatory process can be very time-consuming and costly, and there is no assurance that we will receive the regulatory approvals necessary to sell our products. Regulatory authorities also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any such regulatory action, including the failure to obtain such approval, could prevent us from selling, or materially impair our ability to sell, our products in certain markets and could negatively affect our business.

We rely heavily on sales to government contractors of our animal identification products, and any decline in the demand by these customers for our products could negatively affect our business.

        The principal customers for electronic identification devices for fish are government contractors that rely on funding from the United States government. Because these contractors rely heavily on government funds, any decline in the availability of such funds could result in a decreased demand by these contractors for our products. Any decrease in demand by such customers could have a material adverse effect on our financial condition and results of operations and result in a decline in the market value of our common stock.

We depend on a single production arrangement for our patented syringe-injectable microchips, and the loss of or any significant reduction in the production could have an adverse effect on our business.

        We rely solely on a production arrangement with Raytheon Corporation for the manufacture of our patented syringe-injectable microchips that are used in all of our implantable electronic identification products. Raytheon utilizes our proprietary technology and our equipment in the production of our syringe-injectable microchips. The termination, or any significant reduction, by Raytheon of the assembly of our microchips or a material increase in the price charged by Raytheon for the assembly of our microchips could have an adverse effect on our financial condition and results of operations. In addition, Raytheon may not be able to produce sufficient quantities of the microchips to meet any significant increased demand for our products or to meet any such demand on a timely basis. Any inability or unwillingness of Raytheon to meet our demand for microchips would require us to utilize an alternative production arrangement and remove our automated assembly production machinery from the Raytheon facility, which would be costly and could delay production. Moreover, if Raytheon terminates our production arrangement, we cannot assure that the assembly of our microchips from another source would be on comparable or acceptable terms. The failure to make such an alternative production arrangement could have an adverse effect on our business.

We depend on principal customers.

        For the six-month period ended June 30, 2003, four customers—Schering Plough Pharmaceutical (10.2%), Pacific States Marine (7.6%), Biomark, Inc. (7.2%), and Merial Pharmaceutical (6.7%)—together accounted for 31.7% of our consolidated revenues. For the year ended December 31, 2002, Schering Plough Pharmaceutical (9.2%), the US Army Corps of Engineers (8.1%), Biomark, Inc. (5.1%), Pacific States Marine (4.9%) and San Bernadino County (3.5%), together accounted for 30.8% of our consolidated revenue. In addition, the GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. The loss of, or a significant reduction in, orders from these or our other major customers could have a material adverse effect on our financial condition and results of operations.

We compete with other companies in the visual and electronic identification market, and the products sold by our competitors could become more popular than our products or render our products obsolete.

        The market for visual and electronic identification for companion animals and livestock is highly competitive. We believe that our principal competitors in the visual identification market for livestock are AllFlex USA and Y-Tex Corporation, and that our principal competitors in the electronic identification market that have developed permanent electronic identification devices for the companion animal market are AllFlex USA, Datamars SA and Avid Plc. Neither Datamars nor Avid has been granted a United States license to use implantable technology.

        In addition, other companies could enter this line of business in the future. Certain of our competitors have substantially greater financial and other resources than us. We may not be able to compete successfully with these competitors, and these competitors may develop or market technologies and products that are more widely accepted than ours or that would render our products obsolete or noncompetitive. We are not aware of any other competitors currently marketing products that would compete with the Digital Angel product. However, we are aware of several potential competitors that have expressed an interest in similar technologies. We are unaware of any actual sales of a competing product. If such competitors enter the market and compete with the Digital Angel product, such competition could have a material adverse effect on our business.

We are subject to risks as a result of our foreign operations.

        We maintain operations outside of the United States, which subjects us to risks that are inherent in international operations, including the risk that:

  it may be more difficult to enforce agreements and collect receivables through many foreign legal systems;

  foreign customers may have longer payment cycles than customers in the United States;

  tax rates in some foreign countries may exceed those in the United States, and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

  general economic and political conditions in countries where we operate may have an adverse effect on our operations or other presence in those countries;

  the difficulties associated with managing an organization spread throughout various countries may adversely affect our business in those countries; and

  required compliance with a variety of foreign laws and regulations may prove onerous and adversely affect our operations abroad.

        The success of any expansion of our business globally will depend, in part, on our ability to anticipate and effectively manage these and other risks. These and other factors may have a material adverse effect on our international operations or our business as a whole.

Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.

        We generate a portion of our sales and incur a portion of our expenses in currencies other than U.S. dollars. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results.

We depend on a small team of senior management, and we may have difficulty attracting and retaining additional personnel.

        Our future success will depend in large part upon the continued services and performance of senior management and other key personnel. If we lose the services of any member of our senior management team, our overall operations could be materially and adversely affected. In addition, our future success will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing, purchasing and customer service personnel when they are needed. Competition for these individuals is intense. We cannot ensure that we will be able to successfully attract, integrate or retain sufficiently qualified personnel when the need arises. Any failure to attract and retain the necessary technical, managerial, marketing, purchasing and customer service personnel could have a material adverse effect on our financial condition and results of operations.

        We have employment agreements with certain key personnel, including our President and Chief Executive Officer. The agreement with our President and Chief Executive Officer provides for specific payments in the event of a change in control of the Company, as defined in his agreement.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the information incorporated by reference may contain “forward-looking statements” which represent our expectations or beliefs including, but not limited to, statements concerning industry performance and our results, operations, performance, financial condition, plans, growth and strategies, which include, without limitation, statements preceded or followed by or that include the words “may,” “will,” “expect,” “anticipate,” “intend,” “could,” “estimate,” or “continue” or the negative or other variations thereof or comparable terminology. Any statements contained in this prospectus, any prospectus supplement or the information incorporated by reference that are not statements of historical fact may be deemed to be forward-looking statements. These statements by their nature involve substantial risks and uncertainties, some of which are beyond our control, and actual results may differ materially depending on a variety of important factors, many of which are also beyond our control. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except to the extent such updates and/or revisions are required to prevent these forward-looking statements from being materially false or misleading.

USE OF PROCEEDS

        All net proceeds from the sale of our common stock will go to the selling stockholder selling common stock under this prospectus. We will not receive any proceeds from the sale of the common stock sold by the selling stockholder.

SELLING STOCKHOLDER

        On July 31, 2003, we sold a two-year secured convertible note in the principal amount of $2,000,000 and a warrant to acquire 125,000 shares of our common stock to Laurus Master Fund, Ltd., a Cayman Islands company, in a private placement. The note bears interest at a rate of the greater of the prime rate plus 1.75% or 6.0%, and principal and interest is payable on a monthly basis, in arrears, on the first business day of each calendar month for the two-year term of the note. Payments of principal and interest on the note may be made in cash, in shares of our common stock or a combination thereof in our sole and exclusive discretion, subject to certain limitations regarding the average market value and trading volume of our common stock. If an event of default occurs under the note, including, but not limited to, our failure to make any required payment to Laurus Master Fund when such payment is due, Laurus Master Fund may exercise its right to convert all or a portion of the outstanding principal amount of the note and/or accrued interest and fees dues and payable into shares of our common stock. Upon an event of default, the price at which the note is convertible will be equal to the lesser of $2.33 or eighty percent (80.0%) of the average of the three lowest closing prices for our common stock on the AMEX for the thirty trading days prior to the conversion date.

        Pursuant to the purchase agreement, Laurus Master Fund also acquired a warrant to purchase 125,000 shares of our common stock. The warrant is exerciseable for five years from the date of issuance and permits Laurus Master Fund to purchase 75,000 shares of our common stock at $2.68 per share, 35,000 shares at $2.91 per share and 15,000 shares at $3.38 per share.

        Notwithstanding the foregoing, Laurus Master Fund may not receive shares of our common stock in conversion of the note or exercise of the warrant to the extent such conversion or exercise would result in Laurus Master Fund beneficially owning in excess of 4.99% of the issued and outstanding shares of our common stock. This restriction may be waived at any time by Laurus Master Fund upon 75 days prior notice to us.

        The following table provides certain information regarding the selling stockholder’s beneficial ownership of our common stock prior to and after the offering. Beneficial ownership is determined under the SEC’s rules, and generally includes voting or investment power with respect to securities.

Selling Stockholder	Number of Shares Owned Prior to the Offering	Number of Shares Being Offered For Sale	Number of Shares Owned After Offering	Percentage Of Class
Laurus Master Fund Ltd.	1,512,160(1)	1,512,160	0	0%

_________________

(1)

This assumes a maximum aggregate note value of $2,247,200, which includes the full principal amount of the note plus interest calculated thereon at a rate of 6.0% compounded annually, and does not give effect to the prohibition in the purchase agreement (which is waivable by Laurus Master Fund upon 75 days prior notice) on conversions of common stock that would cause Laurus Master Fund to own in excess of 4.999% of our issued and outstanding common stock. It also assumes a conversion price of $1.62, which is 80.0% of the average of the three lowest closing prices of our common stock on AMEX from July 1 through July 31, 2003. This also includes 125,000 shares subject to purchase pursuant to a warrant to purchase shares of our common stock at varying prices as set forth in the warrant.

PLAN OF DISTRIBUTION

        The selling stockholder or its pledgees, donees, transferees or other successors in interest may, from time to time, sell all or a portion of the shares at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. After the date of this prospectus, the selling stockholder may offer its shares at various times in one or more of the following transactions:

  on any national securities exchange, or other market on which our common stock may be listed at the time of sale;

  in the over-the-counter market;

  through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

  in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  through options, swaps or derivatives;

  in privately negotiated transactions;

  in transactions to cover short sales; and

  through a combination of any such methods of sale.

        In addition, the selling stockholder may also sell its shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 under the terms of such rule rather than pursuant to this prospectus.

        The selling stockholder may sell its shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell its shares upon terms and conditions that will be described in the applicable prospectus supplement. In effecting sales, brokers and dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling stockholder or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser in amounts to be negotiated. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

        The selling stockholder and any broker-dealers or agents that participate with the selling stockholder in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

        From time to time, the selling stockholder may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or financial institutions. In addition, from time to time, the selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by the selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

        We are required to pay the majority of the fees and expenses incident to the registration of our common stock hereunder. Additionally, we have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

EXPERTS

        The consolidated financial statements of Digital Angel Corporation incorporated by reference in this prospectus from our Form 10-K for the year ended December 31, 2002 have been audited by Eisner LLP, independent auditors, and have been incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        An opinion has been rendered by the law firm of Baker & Hostetler LLP to the effect that the shares of our common stock offered by the selling stockholder under this prospectus are legally issued, fully paid and non-assessable.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and until all of the shares of our common stock offered by this prospectus are sold.

  Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003;

  Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 8, 2003;

  Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 14, 2003;

  Current Report on Form 8-K filed August 8, 2003;

  Current Report on Form 8-K filed August 18, 2003 reporting the Item 5 information;

  Definitive Proxy Statement on Schedule 14A filed on April 17, 2003; and

  The description of our common stock contained in our registration statement on Form 8-A filed on August 13, 1999.

        Any statement contained in a document incorporated or considered to be incorporated by reference into this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

        You may request a copy of any of the documents that are incorporated by reference into this prospectus, other than exhibits that are not specifically incorporated by reference into such documents, and our certificate of incorporation and bylaws, at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Digital Angel Corporation
490 Villaume Avenue
South St. Paul, MN 55075
(651) 455-1621

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934 pursuant to which we file reports and other information with the SEC. These reports and other information may be inspected and copied at public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s Regional Office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC also maintains an internet web site that contains periodic and other reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

        All information concerning us contained in this prospectus has been furnished by us. No person is authorized to make any representation with respect to the matters described in this prospectus other than those contained in this prospectus and if given or made must not be relied upon as having been authorized by us or any other person.

        We have not authorized anyone to give any information or make any representation about our company that is different from, or in addition to, that contained in this prospectus. Therefore, if anyone gives you such information, you should not rely on it. You should not assume that the information contained in this document is accurate after the date of this prospectus unless the information specifically indicates that another date applies.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the registrant.

Securities and Exchange Commission Registration Fee	$241.00
Accounting Fees and Expenses	$30,000.00
Legal Fees and Expenses	$40,000.00
Printing Fees and Expenses	$10,000.00
Miscellaneous	$5,000.00

Total	$85,241.00

Each amount set forth above, except the Securities and Exchange Commission registration fee, is estimated.

Item 15. Indemnification of Directors and Officers.

        Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or it stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. Section 145 of the Delaware General Corporation Law empowers Digital Angel Corporation to indemnify, subject to the standards set forth therein, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of Digital Angel Corporation, or is or was serving as such with respect to another entity at the request of Digital Angel Corporation. The Delaware General Corporation Law also permits Digital Angel Corporation to purchase insurance on behalf of any such director, officer, employee or agent. Digital Angel Corporation’s restated certificate of incorporation, as amended, provides in effect for the elimination of the personal liability of Digital Angel Corporation’s directors for breaches of fiduciary duty and for the indemnification by Digital Angel Corporation of each director and officer of Digital Angel Corporation, in each case to the fullest extent permitted by applicable law. Digital Angel Corporation purchases and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of Digital Angel Corporation, or is or was serving at the request of Digital Angel Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, Digital Angel Share Trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not Digital Angel Corporation would have the power or the obligation to indemnify him or her against such liability under the provisions of Digital Angel Corporation’s restated certificate of incorporation.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable

Item 16. Exhibits.

Exhibit Number	Description of Exhibits

3.1

Amended and Restated Articles of Incorporation (incorporated by reference to our Registration Statements on Form S-18 (No. 2-98314) filed on June 7, 1985 and our Annual Report on Form 10-KSB filed on March 28, 1990)

3.2	Bylaws (incorporated by reference to our Registration Statement on Form S-18 (No. 2-98314) filed on June 7, 1985)

4.1	Form of Secured Convertible Note (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003)

4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003)

5.1	Opinion of Baker & Hostetler LLP as to the validity of the issuance of the common stock of Digital Angel Corporation being registered

10.1

Securities Purchase Agreement, dated July 31, 2003, by and between Digital Angel Corporation and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003)

10.2	Registration Rights Agreement, dated July 31, 2003, by and between Digital Angel Corporation and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003)

10.3	Security Agreement, dated July 31, 2003, by and between Digital Angel Corporation and Laurus Master Fund, Ltd.

23.1	Consent of Eisner LLP relating to the financial statements of Digital Angel Corporation

23.2	Consent of PricewaterhouseCoopers relating to the financial statements of the Advanced Wireless Group

23.3	Consent of Baker & Hostetler LLP (included in Exhibit 5.1)

24	Power of Attorney (included on signature page)

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Digital Angel Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South St. Paul, State of Minnesota, on the 27th day of August, 2003.

DIGITAL ANGEL CORPORATION

By:	/s/ Randolph K. Geissler Randolph K. Geissler President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randolph K. Geissler and James P. Santelli, or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all post-effective amendments to this registration statement, and to file the same with all exhibits hereto, and other documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on August 27, 2003 by the following persons in the capacities indicated below.

Signature	Title

/s/ Randolph K. Geissler Randolph K. Geissler	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ James P. Santelli James P. Santelli	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Richard J. Sullivan Richard J. Sullivan	Director

/s/ Kenneth D. Larson Kenneth D. Larson	Director

/s/ Howard S. Weintraub, Ph.D. Howard S. Weintraub	Director

/s/ Scott R. Silverman Scott R. Silverman	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

3.1

Amended and Restated Articles of Incorporation (incorporated by reference to our Registration Statements on Form S-18 (No. 2-98314) filed on June 7, 1985 and our Annual Report on Form 10-KSB filed on March 28, 1990)

3.2	Bylaws (incorporated by reference to our Registration Statement on Form S-18 (No. 2-98314) filed on June 7, 1985)

4.1	Form of Secured Convertible Note (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003)

4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003)

5.1	Opinion of Baker & Hostetler LLP as to the validity of the issuance of the common stock of Digital Angel Corporation being registered

10.1

Securities Purchase Agreement, dated July 31, 2003, by and between Digital Angel Corporation and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003)

10.2	Registration Rights Agreement, dated July 31, 2003, by and between Digital Angel Corporation and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003)

10.3	Security Agreement, dated July 31, 2003, by and between Digital Angel Corporation and Laurus Master Fund, Ltd.

23.1	Consent of Eisner LLP relating to the financial statements of Digital Angel Corporation

23.2	Consent of PricewaterhouseCoopers relating to the financial statements of the Advanced Wireless Group

23.3	Consent of Baker & Hostetler LLP (included in Exhibit 5.1)

24	Power of Attorney (included on signature page)